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                                                                      EXHIBIT 20
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                                                                    NEWS RELEASE
                           Eagle-Picher Industries, Inc., Cincinnati, Ohio 45202

                                                        FOR RELEASE: IMMEDIATELY

                              FOR ADDITIONAL INFORMATION CONTACT: J. RODMAN NALL
                                                                  (513) 721-7010


              EAGLE-PICHER MOVES FORWARD WITH REORGANIZATION EFFORT

Cincinnati, Ohio - August 28 - Eagle-Picher Industries announced that a Third Amended Consolidated Plan of Reorganization (the Plan) and the accompanying proposed Disclosure Statement were filed today with the U.S. Bankruptcy Court in Cincinnati. The Bankruptcy Court entered an order approving the Disclosure Statement. Pursuant to such order, voting on the Plan by the various classes of creditors must be completed by November 4, 1996. The order also set a hearing to consider confirmation of the Plan for November 13, 1996. The Plan, which was filed jointly by the Company, the Injury Claimants' Committee (ICC), and the Representative for Future Claimants (RFC), is based on a settlement of $2.0 billion for the Company's liability for present and future asbestos-related personal injury claims. The Unsecured Creditors' Committee (UCC) supports the Plan. If the Plan becomes effective, the UCC's appeal before the Federal District Court of the Bankruptcy Court's estimation of $2.5 billion for the Company's liability for present and future asbestos-related personal injury claims will be dismissed.

The ICC represents approximately 150,000 persons alleging injury due to exposure to asbestos-containing products manufactured by Eagle-Picher from 1934 until 1971. Future personal injury claimants are represented by the RFC.

Based on the settlement of $2.0 billion for the Company's liability with respect to present and future asbestos-related personal injury claims, the Company's estimate that all other prepetition unsecured claims aggregate approximately $157 million, and the expected value of the equity of the reorganized Company, the Company anticipates that each holder of prepetition general unsecured claims, including environmental claims, will receive a distribution equal to approximately 33% of its claims. Such distribution will be paid 1/2 in cash and 1/2 in notes with a three-year maturity.

Pursuant to the Plan, the trust to be established to resolve and satisfy all asbestos and lead-related personal injury claims will receive consideration consisting of cash, notes and all of the stock of the reorganized Company. Based upon the above assumptions, the Company estimates that the aggregate value of the

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consideration to be distributed to the trust is equal to approximately 33% of the $2.0 billion settlement amount for the Company's liability for present and future asbestos-related personal injury claims.

As was the case with previous plans, the Company's equity security holders will receive no distribution under the Plan and their shares will be canceled.


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